Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
April 13, 2010
VIA EDGAR AND BY FEDERAL EXPRESS
Philip Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 Filed on April 13, 2010 File No. 333-149899
Dear Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we submit for filing Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). The last filing made by the Company was Pre-Effective Amendment No. 1 to the Registration Statement on June 6, 2008. Pre-Effective Amendment No. 2 contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated June 11, 2008, with respect to Pre-Effective Amendment No. 1, as well as changes arising from the passage of time since June 2008. The Company advises the Staff that the capitalization of the Company remains nominal as of the date of the filing of Pre-Effective Amendment No. 2 and the Company has not yet commenced operations.
Set forth below are the Company’s responses to the Staff’s June 11, 2008 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 2 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 1 to the Registration Statement. All page references in the

Carey Watermark Investors Incorporated
April 13, 2010

responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 2 to the Registration Statement.
General
1.	We note your response to comment 21. We are currently reviewing these materials and may have future comments.
     In response to the Staff’s comment, the Company supplementally advises the Staff that in light of the changes that occurred in the lodging industry since the filing of Pre-Effective Amendment No. 1 to the Registration Statement, the industry data that appeared in Pre-Effective Amendment No. 1 to the Registration Statement has been significantly updated. The Company is currently in the process of compiling the materials supporting the revised industry data and will supplementally provide the Staff with the supporting materials.
Compensation, page 13
2.	We note your response to comment 8. If accurate, please disclose that you will reimburse the advisor for the services of its asset management personnel.
     In response to the Staff’s comment, the requested disclosure has been added on pages 18 and 49.
2008 Equity Incentive Plan, page 64
3.	In future filings requiring Regulation S-K Item 402 disclosure, if you have issued equity incentive awards to advisor personnel, provide a detailed description of how the advisor incentive fee was considered by the board in determining the amount of such incentive awards. We note that both forms of compensation are intended to incentivize advisor personnel performing services for you pursuant to the advisory contract.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it has not issued any such equity incentive awards to advisor personnel as of the date of this letter. In further response to the Staff’s comment, the Company supplementally advises the Staff that in future filings requiring Regulation S-K Item 402 disclosure it will provide the requested disclosure if any equity incentive awards to advisor personnel have been issued to the extent necessary.

Carey Watermark Investors Incorporated
April 13, 2010

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.
Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures

cc:	William Demarest Dan Gordon Michael G. Medzigian, Carey Watermark Investors Incorporated John Gottfried, PricewaterhouseCoopers LLP